EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS
Income Before Income Taxes	$286,422	$387,473	$346,869	$415,382	$362,072
Fixed Charges (as below)	74,155	86,900	109,245	109,152	102,104
Total Earnings	$360,577	$474,373	$456,114	$524,534	$464,176

FIXED CHARGES
Interest Expense	$66,100	$69,625	$92,068	$88,184	$85,893
Credit for Allowance for Borrowed Funds Used During Construction	5,955	7,275	2,677	5,968	2,311
Estimated Interest Element in Lease Rentals	2,100	10,000	14,500	15,000	13,900
Total Fixed Charges	$74,155	$86,900	$109,245	$109,152	$102,104

Ratio of Earnings to Fixed Charges	4.86	5.45	4.17	4.80	4.54